SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

30 November 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	30-Nov-2004 17:29:38
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...

Announcement Title * SembCorp Engineers and Constructors Secures Process Engineering Contracts in Iran

Description

SembCorp Engineers and Constructors subsidiary secures process engineering contracts in Iran totaling S$345 million

- Contracts for two unrelated petrochemical plants reflect SembE&C's focus on International Process Engineering and design work for the industry

SembCorp Simon-Carves Ltd (SSC), the UK subsidiary of Singapore's SembCorp Engineers and Constructors (SembE&C), has received letters of award and are in final negotiations, subject to contract, to design and construct two petrochemical facilities in Iran. The two contracts are valued at more than S$345 million in total.

Amir Kabir Petrochemical Company - a subsidiary of Iran's state-owned National Petrochemical Company - awarded a consortium of contractors including SSC the contract to build a 300,000 tonne/year Basell process low density polyethylene plant at Bandar Imam, Iran. SSC's partners in this consortium include South Korea's Daelim Industrial Co. Ltd, and Iran's Namvaran Consulting Engineers.

Pars Petrochemical Company, another subsidiary of Iran's state-owned National Petrochemical Company, awarded a consortium comprising SSC and Iran's Energy Industries Engineering & Design the contract to build a 250,000 tonne/year BP process polystyrene plant in Assaluyeh, Iran.

For both projects, SSC is to provide basic and detailed design, equipment and construction on a fixed EPC basis. The value of SSC's portion of work for each of the two projects is Euro 80 million. Both projects are scheduled for completion during 2007.

The two contracts bring the total value of SembE&C's foreign contracts secured so far in 2004 to S$750 million. In 2003, SembE&C topped other Singapore-based engineering companies by securing overseas projects worth S$238 million.

'These contracts mark significant successes in our bid to expand our overseas business portfolio, particularly in the process engineering sector,' said SembE&C President and CEO Mr Wong Heang Fine. 'With our proven track record in 35 countries, we are confident we will be able to execute these projects well and profitably.'

These contracts do not have any material impact on SembCorp Industries' earnings per share for the financial year 2004.

Singapore, 30 November 2004

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About SembCorp Engineers and Constructors

SembCorp Engineers & Constructors (SembE&C) is the largest engineering and construction group in Southeast Asia, with core capabilities in process engineering and design, civil engineering and building construction.

With experience in 35 countries, including China, India, Mexico, Middle East, Southeast Asia and the United Kingdom, SembE&C has achieved a strong reputation for its ability in delivering state of the art construction methods and more importantly successfully completing the project on time and within budget.

SembE&C employs more than 1300 employees worldwide.

Media Contact:

Michelle Ng
Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3153
Fax: +65 6822 3240
Email: michelle.ng@sembcorp.com.sg

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